UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*

School Specialty, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
807864103
(CUSIP Number)
Adam J. Reback
c/o J. Goldman & Co., L.P.
510 Madison Avenue
New York, New York 10022
(212) 262-4268
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29,2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 24
0.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. o
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 807864103
1. Names of Reporting Persons
J. GOLDMAN MASTER FUND, L.P.
2. Check the Appropriate Box if a Member of a Group
(a) o
(b) o
3. SEC Use Only
4. Source of Funds
WC, OO
5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
o
6. Citizenship or Place of Organization
BRITISH VIRGIN ISLANDS

Number of    7. Sole Voting Power 58,698
Shares
Beneficially 8. Shared Voting Power 0
Owned by
Each         9. Sole Dispositive Power 58,698
Reporting
Person      10. Shared Dispositive Power 0
With

11. Aggregate Amount Beneficially Owned by
Each Reporting Person

58,698

12. Check if the Aggregate Amount in Row
(11) Excludes Certain Shares

o

13. Percent of Class Represented by Amount in Row (11)
5.9%

14. Type of Reporting Person

PN


CUSIP No. 807864103

1. Names of Reporting Persons

J. GOLDMAN & CO., L.P.

2. Check the Appropriate Box if a Member of a Group

(a) o
(b) o

3. SEC Use Only

4. Source of Funds

AF, OO

5. Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)

o

6. Citizenship or Place of Organization

DELAWARE

Number of 	7. Sole Voting Power 58,698
Shares
Beneficially    8. Shared Voting Power 0
Owned by
Each 		9. Sole Dispositive Power 58,698
Reporting
Person 		10. Shared Dispositive Power 0
With

11. Aggregate Amount Beneficially Owned by Each
Reporting Person

58,698

12. Check if the Aggregate Amount in Row (11)
Excludes Certain Shares

o

13. Percent of Class Represented by
Amount in Row (11)

5.9%

14. Type of Reporting Person

PN


CUSIP No. 807864103
1. Names of Reporting Persons

J. GOLDMAN CAPITAL MANAGEMENT, INC.

2. Check the Appropriate Box if a Member of a Group

(a) o
(b) o

3. SEC Use Only

4. Source of Funds

AF, OO

5. Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)

o

6. Citizenship or Place of Organization

DELAWARE

Number of 	7. Sole Voting Power 58,698
Shares
Beneficially 	8. Shared Voting Power 0
Owned by
Each 		9. Sole Dispositive Power 58,698
Reporting
Person 		10. Shared Dispositive Power 0
With

11. Aggregate Amount Beneficially Owned by Each
Reporting Person

58,698

12. Check if the Aggregate Amount in Row (11)
Excludes Certain Shares

o

13. Percent of Class Represented by Amount in Row (11)

5.9%

14. Type of Reporting Person

CO


CUSIP No. 807864103

1. Names of Reporting Persons

JAY G. GOLDMAN

2. Check the Appropriate Box if a Member of a Group

(a) o
(b) o

3. SEC Use Only

4. Source of Funds

AF, OO

5. Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)

o

6. Citizenship or Place of Organization

DELAWARE

Number of 	7. Sole Voting Power 58,698
Shares
Beneficially 	8. Shared Voting Power 0
Owned by
Each 		9. Sole Dispositive Power 58,698
Reporting
Person 		10. Shared Dispositive Power 0
With

11. Aggregate Amount Beneficially Owned by Each
Reporting Person

58,698

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

o

13. Percent of Class Represented by Amount in Row (11)

5.9%

14. Type of Reporting Person

IN


CUSIP No. 807864103

This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the prior statement on Schedule 13D as filed on June 21, 2013 by J. Goldman Master Fund ("Master Fund"), L.P., J. Goldman & Co., L.P. ("JGC"), J. Goldman Capital Management, Inc. ("JGCM"), and Jay G. Goldman (collectively,
 "Reporting Persons"), related to the common stock, par value $0.001 per share ("Common Stock") of School Specialty, Inc. ("Issuer"), a Delaware corporation. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged in all material respects. This Amendment No. 1 is being filed by the Reporting Persons in connection with the sale of 30,000 shares of the Common Stock.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:
Since the Schedule 13D was filed, 30,000 shares of Common Stock for which the Reporting Persons were reporting beneficial ownership were sold in an open market transaction on March 29, 2017, at a price of $117.00 per share.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:

The purpose of filing this Amendment No. 1 is to update the beneficial ownership of the Reporting Persons previously disclosed as a result of the transaction of the Common
Stock described in Item 3.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding thereto the following information:
(a) The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon the 1,000,004 shares of Common Stock outstanding as of February 28, 2017 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 15, 2017.

As of the close of business on March 29, 2017, the Master
Fund beneficially owned 58,698 shares of Common Stock, The Master Fund has sole power to vote and dispose of the 58,698 shares of Common Stock that it holds. These 58,698 shares of Common Stock constitute approximately 5.9% of the shares of Common Stock outstanding. Each of JGC, as the investment adviser of the Master Fund, JGCM, as the general partner of JGC, and Mr. Goldman, as the President of JGC and sole director of JGCM, may be deemed to beneficially own the 58,698 shares of Common Stock owned by JGC.

(b) By virtue of their respective positions with the Master Fund, each of JGC, JGCM and Mr. Goldman may be deemed to have sole power to vote and dispose of the 56,870 shares of Common Stock that the Master Fund has sole power to vote and dispose of, and shared power to vote and dispose of the 1,828 shares of Common Stock that the Master Fund has shared power to vote and dispose of.

(c) Except as described above, the Reporting Persons have not engaged in any other transactions with respect to the Issuer's Common Stock in the past sixty (60) days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Schedule 13D.

(e) Not applicable.


SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2017 J. GOLDMAN MASTER FUND, L.P.
By: J. Goldman & Co., L.P., as Investment Adviser
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN & CO., L.P.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN CAPITAL MANAGEMENT, INC.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: Director

/s/ Jay G. Goldman
JAY G. GOLDMAN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

JOINT FILING AGREEMENT
Pursuant to 13d-1(k) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13D and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Date: June 21, 2013

J. GOLDMAN MASTER FUND, L.P.
By: J. Goldman & Co., L.P., as Investment Adviser
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN & CO., L.P.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: President

J. GOLDMAN CAPITAL MANAGEMENT, INC.
By: /s/ Jay G. Goldman
Name: Jay G. Goldman
Title: Director

/s/ Jay G. Goldman
JAY G. GOLDMAN